UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

18 July 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

18 July 2025

Operational review for the year ended 30 June 2025

Record copper and iron ore production drives strong 2025 performance

“BHP delivered record iron ore and copper production, which demonstrates the strength and resilience of our business and underpins our ability to deliver growth and returns to shareholders amid global volatility and uncertainty.

BHP’s WA iron ore operations set multiple records, including for full year production. South Flank exceeded name plate capacity production in its first full year of operation after being delivered on time and on budget in FY24. The efficiency of our infrastructure hubs continues to strengthen performance with rail, port and technology investments delivering tangible production outcomes. Our steelmaking coal business increased production by 5% with improved truck productivity offsetting heavy wet weather and geotechnical challenges at Broadmeadow.

BHP produced more than 2 million tonnes of copper across the group - a record level of production in a commodity critical to urbanisation, digitisation and electrification. In Chile, Escondida achieved its highest production in 17 years, and Spence delivered record production. In Australia, Copper SA finished the year strongly with copper production records in June and for the final three months of the year.

In Canada, Jansen Stage 1 continues to progress. Today, we are providing an update on the cost and schedule estimates for Stage 1. We estimate capital expenditure to be in the range of US$7.0 bn to US$7.4 bn (including contingencies), versus our original estimate of US$5.7 bn, and first production to revert to the original schedule of mid-CY27. Our Group capex guidance remains ~US$11 bn for each of FY26 and FY27.

Commodity demand globally has remained resilient so far in 2025. That resilience largely reflects China’s ongoing ability to grow its overall export base despite a significant decline in exports to the USA, and its ability to deliver robust domestic demand despite the dislocation in the property sector. Copper and steel demand have benefited from a sharp acceleration in renewable energy investment, electricity grid build out, strong machinery exports and EV sales. While slower economic growth and a fragmenting trading system remain potential headwinds, stimulus efforts by China and the USA would help to mitigate the near-term impact. Going forward, China’s 15th 5-year plan is likely to provide more visibility on policies to sustain longer term growth and development.”

Mike Henry,
BHP Chief Executive Officer
Summary

Operational excellence	Guidance

Record iron ore and copper production	Production achieved and unit costs on track

BHP delivered record group copper production of >2.0 Mt, up 8%, driven by strong performances across all operated copper assets, including a 16% production increase at Escondida, record production at Spence and record quarterly (Q4) production from Copper SA.

We exceeded the top end of our production guidance ranges at Escondida and NSWEC, while Spence, WAIO and BMA were all in the upper half of their production guidance ranges, and Copper SA achieved the mid-point of its revised production guidance (and was within its original guidance).

We also delivered record iron ore production, with WAIO producing 290 Mt (100% basis), overcoming the impacts of Tropical Cyclone Zelia and Tropical Storm Sean in Q3. The ramp up of the second concentrator at Samarco ahead of schedule, also contributed to our record iron ore production.

We remain on track to achieve FY25 unit cost guidance at Escondida, Spence, Copper SA and WAIO, and revised guidance at BMA.

After delivering 28% copper production growth between FY22 and FY25, guidance for FY26 is between 1.8 to 2.0 Mt.

Portfolio	Social value

Jansen project update	Agreements to reduce value chain emissions

The Jansen Stage 1 (JS1) potash project is 68% complete. We estimate capex for JS1 to be in the range of US$7.0 bn – US$7.4 bn, and first production to revert to the original schedule of mid-CY27.

We are also considering the extension of first production from Jansen Stage 2 (JS2) to FY31 as part of our regular review of capex sequencing under the Capital Allocation Framework and given potential for additional potash supply coming to market in the medium-term.

Group capital expenditure for FY26 and FY27 will remain at ~US$11 bn.

BHP has signed contracts with COSCO Shipping for the charter of two ammonia dual-fuelled Newcastlemax bulk carriers, capable of reducing GHG emissions by at least 50% and up to 95% on a per voyage basis when run on lower or low to zero GHG emissions ammonia.[i]

Copper SA has partnered with Aurizon to deliver a major logistics solution that will significantly reduce emissions in South Australia.

BHP and China Baowu celebrated successful commercial-scale DRI trials using BHP’s Pilbara iron ores to support potential pathway for steelmaking decarbonisation.

Production	Quarter performance			Full year performance		Guidance

	Q4 FY25	v Q3 FY25	v Q4 FY24	FY25	v FY24	FY25e	FY26e

Copper (kt)	516.2	1%	2%	2,016.7	8%	1,845 – 2,045	1,800 – 2,000

Escondida (kt)	327.3	(2%)	6%	1,304.9	16%	1,180 – 1,300	1,150 – 1,250

Pampa Norte (kt)ii	73.4	8%	11%	267.6	1%	240 – 270ii	230 – 250ii

Copper South Australia (kt)	92.1	16%	3%	315.9	(2%)	300 – 325	310 – 340

Antamina (kt)	21.2	(31%)	(45%)	118.9	(17%)	115 – 135	120 – 140

Carajás (kt)	2.2	18%	8%	9.4	15%	-	-

Iron ore (Mt)	70.3	14%	2%	263.0	1%	255 – 265.5	258 – 269

WAIO (Mt)	68.3	14%	0%	256.6	1%	250 – 260	251 – 262

WAIO (100% basis) (Mt)	77.5	14%	1%	290.0	1%	282 – 294	284 – 296

Samarco (Mt)	2.0	22%	91%	6.4	34%	5 – 5.5	7.0 – 7.5

Steelmaking coal – BMA (Mt)iii	5.1	31%	5%	18.0	(19%)	16.5 – 19	18 – 20

BMA (100% basis) (Mt)iii	10.3	31%	5%	36.0	(19%)	33 – 38	36 – 40

Energy coal – NSWEC (Mt)	4.1	13%	8%	15.0	(2%)	13 – 15	14 – 16

Nickel – Western Australia Nickel (kt)iv	0.3	(87%)	(99%)	30.2	(63%)	-	-

Note: Refer to page 7 for footnotes.

BHP | Operational Review for the year ended 30 June 2025

Summary of disclosures

BHP expects its financial results for the second half of FY25 (H2 FY25) to reflect certain items summarised in the table below. The table does not provide a comprehensive list of all items impacting the period. The financial statements are the subject of ongoing work that will not be finalised until the release of the financial results on 19 August 2025. Accordingly, the information in the table below contains preliminary information that is subject to update and finalisation.

Description	H2 FY25 impact[i] (US$M)		Classificationii
Unit costs (at guidance FX)
Unit costs for FY25 are expected to be at the bottom end of the guidance range at Escondida, within the guidance range at Spence and the revised guidance range at BMA, and in the upper half of the guidance ranges at Copper SA and WAIO	-		Operating costs
Note: Average realised exchange rates for FY25 of AUD/USD 0.65 (guidance rate AUD/USD 0.66) and USD/CLP 951 (guidance rate USD/CLP 842)	-
Income statement
Negative EBITDA for WA Nickel	250 – 300		i EBITDA
Increase in closure and rehabilitation provision for closed sites (predominantly in Group and Unallocated)	~100		h Operating costs
The Group’s adjusted effective tax rate for FY25 is expected to be towards the top end of the guidance range of 33 – 38%	-		Taxation expense
Cash flow statement
Working capital movements	600 – 700		h Operating cash flow
Net cash tax paid	3,800 – 3,900		i Operating cash flow
Dividends received from equity-accounted investments	~150		h Operating cash flow
Capital and exploration spend is expected to be broadly in line with full year guidance of ~US$10 bn	~4,600		i Investing cash flow
Proceeds received from the sale of BHP’s 50% interest in the Blackwater and Daunia minesiii	~250		h Investing cash flow
Impact of BHP Brasil’s obligations relating to the Samarco dam failure	~1,100		i Investing cash flow
Payment for the completion of the Vicuña transaction	~2,000		i Investing cash flow
Dividends paid to non-controlling interests	~800		i Financing cash flow
Payment of the H1 FY25 dividend	~2,500		i Financing cash flow
Balance sheet
The Group’s net debt balance as at 30 June 2025 is expected to be ~US$13 bn	-		Net debt
Exceptional items
Financial impact of the Samarco dam failure	Refer footnote	iv	Exceptional item

i	Numbers are not tax effected, unless otherwise noted.

ii	There will be a corresponding balance sheet, cash flow and/or income statement impact as relevant, unless otherwise noted.

iii	For detail on future payments in relation to the divestment please refer to: BHP completes the divestment of Daunia and Blackwater.

iv	Financial impact is the subject of ongoing work and is not yet finalised. See iron ore section for further information on Samarco operations.

Further information in Appendix 1 Detailed production and sales information for all operations in Appendix 2

BHP | Operational Review for the year ended 30 June 2025

Segment and asset performance | FY25 v FY24

Copper
Production 2,017 kt é8% FY24 1,865 kt FY26e 1,800 – 2,000 kt Average realised price US$4.25/lb é7% FY24 US$3.98/lb

Total copper production increased for a third consecutive year, a 28% increase from FY22, to a record 2,017 kt. Copper production for FY26 is expected to be between 1,800 and 2,000 kt reflecting planned lower grade in Chile.

Escondida 1,305 kt é16% (100% basis)

Escondida achieved its highest production in 17 years, increasing 16% due to record concentrator throughput, improved recoveries, higher concentrator feed grade of 1.02% (FY24: 0.88%) and the Full SaL leaching project which achieved first production in Q4 FY25.

Production for FY26 is expected to be between 1,150 and 1,250 kt. Concentrator feed grade for FY26 is expected to be approximately 0.85%.

Pampa Norte 268 kt é1%

Pampa Norte consists of Spence and Cerro Colorado.

Spence production increased 5% to a record 268 kt due to improved stacked feed grade. Concentrator throughput, feed grade and recovery was broadly in line with the prior period.

Production at Spence for FY26 is expected to be between 230 and 250 kt due to expected lower concentrator feed grades and increased volume of transitional ore processed.

Cerro Colorado remains in temporary care and maintenance, having contributed 11 kt of copper production in FY24.

Copper South Australia 316 kt ê2%

Strong underlying performance continued in Q4, with record quarterly copper production achieved. Full year production declined marginally due to the significant two-week weather-related power outage in Q2.

Copper South Australia performed strongly across all three operations following the outage, delivering an 18% uplift in copper production in H2. The smelter and refinery demonstrated continued operating stability and performance improvement, achieving record half-year copper production at Olympic Dam (under BHP ownership) and record full year concentrate smelted. Carrapateena achieved higher productivity from the sub-level cave, resulting in strong annual copper production and record gold production.

Production for FY26 is expected to increase to between 310 and 340 kt, weighted to the second half.

Other copper

At Antamina, copper production decreased 17% to 119 kt reflecting lower concentrator throughput and a decline in feed grade. Zinc production was 5% higher at 109 kt, as a result of higher zinc feed grade.

For FY26, at Antamina, copper production is expected to increase to between 120 and 140 kt and zinc production is expected to be between 90 and 110 kt.

Carajás produced 9.4 kt of copper and 7.3 troy koz of gold.

BHP | Operational Review for the year ended 30 June 2025

Iron ore
Production 263 Mt é1% FY24 260 Mt FY26e 258 – 269 Mt Average realised price US$82.13/wmt ê19% FY24 US$101.04/wmt

Iron ore production increased to a record 263 Mt. Production for FY26 is expected to increase to between 258 and 269 Mt.

WAIO 257 Mt é1% | 290 Mt (100% basis)

WAIO delivered another full year production record of 257 Mt (290 Mt on a 100% basis) and record shipments. This strong performance reflects supply chain excellence with record productive movement, in addition to improved rail cycle times, and enhanced car dumper and ship loader performance unlocked by the Port Debottlenecking Project 1 (PDP1). South Flank exceeded nameplate capacity of 80 Mt (100% basis) in its first year following ramp up, contributing to record Ore for Rail (OFR) volumes from the Central Pilbara hub (South Flank and Mining Area C).

The record production was delivered despite the impact of Tropical Cyclone Zelia and Tropical Storm Sean in Q3, and the planned increase in tie-in activity of the multi-year Rail Technology Programme (RTP1).

Production for FY26 is expected to be between 251 and 262 Mt (284 and 296 Mt on a 100% basis), incorporating the planned rebuild of Car Dumper 3 in HY26 and the ongoing tie-in activities for RTP1.

Samarco 6.4 Mt é34% | 12.8 Mt (100% basis)

Production increased following the ramp up of the second concentrator. FY26 production is expected to increase to between 7.0 and 7.5 Mt with the second concentrator now online, somewhat offset by planned maintenance expected during the financial year.

Since the October 2024 Agreement with the Public Authorities, Samarco has incurred R$10.3 bnv on performance obligations (‘Obligations to Perform’), including approximately R$5.5 bnv paid directly to people impacted by the 2015 Fundão dam failure. Another R$10.9 bnv has been paid to Public Authorities (‘Obligations to Pay’) in the same period.

Coal Steelmaking coal
Production 18.0 Mt ê19% FY24 22.3 Mt FY26e 18 – 20 Mt Average realised price US$193.82/t ê27% FY24 US$266.06/t

BMA 18 Mt ê19% | 36 Mt (100% basis)

Production increased 5% (excluding the contribution of Blackwater and Daunia in FY24), and raw coal inventory levels increased 12%. The strong performance was underpinned by improved truck productivity and led to increased production across all open cut mines.

Our focus on rebuilding raw coal inventory enabled us to stabilise operating performance across the asset and increase production despite the geotechnical challenges at Broadmeadow and a 36% year-on-year increase in rainfall.vi

Production guidance for FY26 is expected to increase to between 18 and 20 Mt (36 and 40 Mt on a 100% basis), weighted to the second half. We expect the inventory rebuild to continue into CY27.

BHP | Operational Review for the year ended 30 June 2025

Energy coal

Production	NSWEC15 Mt ê2%

15.0 Mt ê2% FY24 15.4 Mt FY26e 14 – 16 Mt Average realised price US$107.80/t ê11% FY24 US$121.52/t

NSWEC exceeded the top end of production guidance again in FY25. Production decreased slightly due to increased wet weather impacting truck productivity, as well as a higher proportion of washed coal and reduced truck availability in Q1. This was partially offset by a draw down of inventory.

Production for FY26 is expected to be between 14 and 16 Mt.

In April 2025, we received approval from the NSW government to extend mining to 30 June 2030. We also entered into an agreement with renewable energy and infrastructure company ACCIONA Energía to explore the development of a pumped hydro energy storage project, located in part of the Mt Arthur Coal operation.

Group & Unallocated

Nickel

Production	Western Australia Nickel 30 kt ê63%

30 kt ê63% FY24 82 kt

Western Australia Nickel (WAN) transitioned into temporary suspension in HY25.

As previously announced, BHP intends to review the decision to temporarily suspend WAN by February 2027. As part of this review, BHP is assessing the potential divestment of the WAN assets. Any decision to divest will be subject to an assessment against other options, including continuing temporary suspension, restart or closure.

During the review process, BHP is committed to:

• support the workforce with a people first approach;

• ensure the ongoing safety and integrity of the mines and related infrastructure;

• work closely with Traditional Owners, governments and suppliers, and to invest in local communities via the A$20 m Community Fund established in 2024; and

• invest in exploration to extend the resource life of WAN and preserve optionality.

Quarterly performance | Q4 FY25 v Q3 FY25

Copper		Iron ore
516 kt é 1% Q3 FY25 513 kt	Copper SA achieved record copper production in Q4. Spence production also increased driven by higher concentrator feed grade. Escondida cathode production increased as Full SaL ramped up, offset by lower concentrate feed grade.	70 Mt é 14% Q3 FY25 62 Mt	Record quarterly production at WAIO underpinned by strong supply chain performance with record productive movement, following significant weather impacts in Q3. Samarco production continued to increase as the ramp up of the second concentrator was completed.
Steelmaking coal		Energy coal
5.1 Mt é 31% Q3 FY25 3.9 Mt	Higher production, including improved mining rates at Broadmeadow despite ongoing geotechnical challenges, and increased stripping and inventory build following significant weather in Q3.	4.1 Mt é 13% Q3 FY25 3.6 Mt	Higher production due to improved wash plant performance, including record feed volumes and increased yield, as well as inventory draw down. This was partially offset by significant wet weather.
Nickel
0.3 kt ê87% Q3 FY25 2.3 kt	Additional saleable production recovered from inventory during temporary suspension.

BHP | Operational Review for the year ended 30 June 2025

Major projects

Commodity	Project and ownership	Capacity	Capital expenditure US$M	First production target date	Progress

Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa	Currently under review. Expected range is 7,000 – 7,400	Currently under review. Expected date may revert to original project timeline of mid-CY27	Approved in August 2021. Project is 68% complete[1]

Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa	Currently under review	Currently under review. Expected date may extend by two years to FY31	Approved in October 2023. Project is 11% complete

1	Jansen Stage 1 completion percentage has been re-baselined since our Q3 FY25 Operational Review.

We continue to make progress at Jansen with JS1 now 68% complete. We estimate capital expenditure for JS1 to increase from US$5.7 bn to be in the range of US$7.0 bn to US$7.4 bn (including contingencies) and first production to revert to the original schedule of mid-CY27. The estimated cost increase is driven by inflationary and real cost escalation pressures, design development and scope changes, and our current assessment of lower productivity outcomes over the construction period. We expect to update the market on JS1’s timing and optimised capital expenditure estimate in H2 FY26.

Given potential for additional potash supply coming to market in the medium term, and as part of our regular review of the sequencing of capital projects under the Capital Allocation Framework, we are considering a two-year extension for the execution of JS2 from FY29 to FY31. We expect to update the market on JS2’s timing estimate during H1 FY26, and optimised capital expenditure estimate in H2 FY26.

We have spent US$4.5 bn on JS1 and US$0.4 bn on JS2 since they commenced execution.

BHP | Operational Review for the year ended 30 June 2025

Footnotes

i

The comparison is to a conventionally fuelled voyage. Vessels expected to be delivered from 2028. Lower GHG emissions: Capable of between 5% to 80% lower GHG emissions intensity (gCO2-e/joule) on a well-to-wake basis compared to conventional fossil fuels used in shipping. Low to zero GHG emissions: Capable of between 81% to 100% lower GHG emissions intensity (gCO2-e/joule) on a well-to-wake basis compared to conventional fossil fuels used in shipping. Well-to-wake means inclusive of the GHG emissions across the entire process of fuel production, delivery and use onboard vessels.

ii

FY24 includes 11 kt from Cerro Colorado, which entered temporary care and maintenance in December 2023. Excluding these volumes, FY25 production increased 5%. Production guidance is for Spence only. Refer to copper and the production and sales report for further information.

iii

FY24 production includes 5 Mt (10 Mt on a 100% basis) from the Blackwater and Daunia mines, which were divested on 2 April 2024. Excluding these volumes, FY25 production increased 5%. Refer to steelmaking coal and the production and sales report for further information.

iv	Western Australia Nickel ramped down and entered temporary suspension in December 2024. Refer to nickel and the production and sales report for further information.

v

Amounts shown are those incurred by Samarco on a 100% basis, which includes cash outflows as well as accruals relevant to the period from when the agreement was signed on 25 October 2024 to the end of the 2025 financial year on 30 June 2025. A portion of these payments were funded by cash generated from the Samarco operations. The cash impact of BHP Brasil’s obligations relating to the Samarco dam failure for H2 FY25 is outlined on page 2.

vi	821 mm of rainfall recorded at Moranbah Airport in FY25, 36% higher than FY24 (602 mm).

BHP | Operational Review for the year ended 30 June 2025

Appendix 1

Average realised prices

	Quarter performance					H2 performance					Full year performance

Average realised prices[i]	Q4 FY25	v Q3 FY25		v Q4 FY24		H2 FY25	v H1 FY25		v H2 FY24		FY25	v FY24

Copper (US$/lb)ii, iii, iv	4.43	(3%	)	(3%	)	4.50	13%		5%		4.25	7%

Iron ore (US$/wmt, FOB)[v]	79.93	(8%	)	(12%	)	83.15	3%		(16%	)	82.13	(19%	)

Steelmaking coal (US$/t)vi, vii	177.32	(4%	)	(28%	)	180.65	(12%	)	(32%	)	193.82	(27%	)

Energy coal (US$/t)viii	85.70	(12%	)	(31%	)	91.28	(27%	)	(24%	)	107.80	(11%	)

i

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

ii

The large majority of copper cathodes sales were linked to index price for quotation periods one month after month of shipment, and three to four months after month of shipment for copper concentrates sales with price differentials applied for location and treatment costs.

iii

At 30 June 2025, the Group had 434 kt of outstanding copper sales that were revalued at a weighted average price of US$4.52/lb. The final price of these sales will be determined in FY26. In addition, 430 kt of copper sales from FY24 were subject to a finalisation adjustment in the current period. The displayed prices include the impact of these provisional pricing and finalisation adjustments.

iv	Sales from Carrapateena and Prominent Hill acquired through the purchase of OZL are included since the Q4 FY24 period.

v

The large majority of iron ore shipments were linked to index pricing for the month of shipment, with price differentials predominantly a reflection of market fundamentals and product quality. Iron ore sales for FY25 and Q4 FY25 were based on an average moisture rate of 7.1% (FY24 6.7%; Q4 FY24 6.9%).

vi

The large majority of steelmaking coal and energy coal exports were linked to index pricing for the month of scheduled shipment or priced on the spot market at fixed or index-linked prices, with price differentials reflecting product quality.

vii

From FY25, steelmaking coal refers to hard coking coal which is generally those steelmaking coals with a Coke Strength after Reaction (CSR) of 35 and above. Comparative periods include impacts from weak coking coal, which refers generally to those steelmaking coals with a CSR below 35, which were sold by Blackwater and Daunia mines, divested on 2 April 2024.

viii	Export sales only. Includes energy coal sales from steelmaking coal mines.

Unit cost guidance

Unit cost	Current FY25 guidance[i]

Escondida (US$/lb)	1.30 – 1.60	Bottom end

Spence (US$/lb)	2.00 – 2.30	Unchanged

Copper SA (US$/lb)ii	1.30 – 1.80	Upper half

WAIO (US$/t)	18.00 – 19.50	Upper half

BMA (US$/t)	128 – 133	Unchanged

i	FY25 unit cost guidance is based on exchange rates of AUD/USD 0.66 and USD/CLP 842.

ii	Calculated using the following assumptions for by-products: gold US$2,000/oz, and uranium US$80/lb.

Exploration

Minerals exploration and evaluation expenditure was US$396 m for FY25 (FY24: US$457 m) of which US$346 m was expensed (FY24: US$399 m).

BHP | Operational Review for the year ended 30 June 2025

Appendix 2

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Jun	Sep	Dec	Mar	Jun	Jun	Jun	Var	Jun	Sep	Dec	Mar	Jun	Jun	Jun	Var
			2024	2024	2024	2025	2025	2025	2024	%	2024	2024	2024	2025	2025	2025	2024	%
Group production and sales summary
By commodity
Metals production is payable metal unless otherwise noted.
Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.
Copper	Payable metal in concentrate	kt	370.4	360.9	391.4	379.8	375.9	1,508.0	1,335.4	13%	378.7	391.5	372.8	399.0	377.6	1,540.9	1,274.7	21%
	Escondida	kt	258.5	264.8	295.4	288.4	278.6	1,127.2	926.7	22%	261.3	273.2	275.0	309.2	285.5	1,142.9	886.5	29%
	Pampa Norte	kt	39.4	35.7	36.6	36.1	42.2	150.6	150.3	0%	49.3	44.0	36.5	36.5	37.3	154.3	142.4	8%
	Copper South Australia	kt	32.1	21.8	25.9	22.5	31.7	101.9	106.3	(4)%	28.0	30.4	25.9	23.8	30.9	111.0	98.9	12%
	Antamina	kt	38.3	36.3	30.5	30.9	21.2	118.9	143.9	(17)%	37.4	39.6	33.3	27.4	21.8	122.1	139.8	(13)%
	Carajás	kt	2.1	2.3	3.0	1.9	2.2	9.4	8.2	15%	2.7	4.3	2.1	2.1	2.1	10.6	7.1	49%
	Cathode	kt	134.4	115.4	119.4	133.6	140.3	508.7	529.6	(4)%	142.3	110.7	120.0	133.3	148.4	512.4	531.9	(4)%
	Escondida	kt	50.7	39.4	44.4	45.2	48.7	177.7	198.6	(11)%	54.6	37.6	43.2	47.4	52.7	180.9	200.3	(10)%
	Pampa Norte	kt	26.5	24.4	29.6	31.8	31.2	117.0	115.3	1%	26.5	24.1	30.0	30.7	34.1	118.9	116.3	2%
	Copper South Australia	kt	57.2	51.6	45.4	56.6	60.4	214.0	215.7	(1)%	61.2	49.0	46.8	55.2	61.6	212.6	215.3	(1)%
	Total	kt	504.8	476.3	510.8	513.4	516.2	2,016.7	1,865.0	8%	521.0	502.2	492.8	532.3	526.0	2,053.3	1,806.6	14%
Lead	Payable metal in concentrate	t	131	21	148	234	1,829	2,232	332	572%	9	125	35	181	837	1,178	362	225%
	Antamina	t	131	21	148	234	1,829	2,232	332	572%	9	125	35	181	837	1,178	362	225%
Zinc	Payable metal in concentrate	t	15,839	19,374	22,792	26,026	40,415	108,607	103,392	5%	14,118	19,609	25,328	22,249	37,263	104,449	102,681	2%
	Antamina	t	15,839	19,374	22,792	26,026	40,415	108,607	103,392	5%	14,118	19,609	25,328	22,249	37,263	104,449	102,681	2%
Gold	Payable metal in concentrate	troy oz	100,013	85,668	90,468	89,841	95,949	361,926	362,960	0%	92,323	98,936	89,174	92,357	95,523	375,990	349,377	8%
	Escondida	troy oz	45,410	46,963	37,293	44,527	40,292	169,075	181,061	(7)%	45,410	46,963	37,293	44,527	40,292	169,075	181,061	(7)%
	Pampa Norte	troy oz	4,676	4,043	2,635	3,341	2,961	12,980	13,280	(2)%	4,676	4,043	2,635	3,341	2,961	12,980	13,280	(2)%
	Copper South Australia	troy oz	48,355	32,928	48,309	40,457	50,871	172,565	163,061	6%	40,507	44,761	47,719	42,825	50,577	185,882	150,301	24%
	Carajás	troy oz	1,572	1,734	2,231	1,516	1,825	7,306	5,558	31%	1,730	3,169	1,527	1,664	1,693	8,053	4,735	70%
	Refined gold	troy oz	49,139	37,385	47,478	57,006	46,789	188,658	207,123	(9)%	52,687	40,326	43,479	57,982	49,241	191,028	203,782	(6)%
	Copper South Australia	troy oz	49,139	37,385	47,478	57,006	46,789	188,658	207,123	(9)%	52,687	40,326	43,479	57,982	49,241	191,028	203,782	(6)%
	Total	troy oz	149,152	123,053	137,946	146,847	142,738	550,584	570,083	(3)%	145,010	139,262	132,653	150,339	144,764	567,018	553,159	3%
Silver	Payable metal in concentrate	troy koz	3,317	3,150	3,277	3,418	3,911	13,756	11,593	19%	3,137	3,126	3,084	3,198	3,526	12,934	11,033	17%
	Escondida	troy koz	1,549	1,546	1,619	1,787	1,906	6,858	5,446	26%	1,549	1,546	1,619	1,787	1,906	6,858	5,446	26%
	Pampa Norte	troy koz	583	503	451	428	441	1,823	1,654	10%	583	503	451	428	441	1,823	1,654	10%
	Copper South Australia	troy koz	312	223	253	186	251	913	1,134	(19)%	311	295	218	173	226	912	1,122	(19)%
	Antamina	troy koz	873	878	954	1,017	1,313	4,162	3,359	24%	694	782	796	810	953	3,341	2,811	19%
	Refined silver	troy koz	265	206	133	462	216	1,017	995	2%	329	202	110	486	213	1,011	958	6%
	Copper South Australia	troy koz	265	206	133	462	216	1,017	995	2%	329	202	110	486	213	1,011	958	6%
	Total	troy koz	3,582	3,356	3,410	3,880	4,127	14,773	12,588	17%	3,466	3,328	3,194	3,684	3,739	13,945	11,991	16%
Uranium	Payable metal in concentrate	t	929	672	725	783	974	3,154	3,603	(12)%	1,554	677	640	710	1,230	3,257	3,324	(2)%
	Copper South Australia	t	929	672	725	783	974	3,154	3,603	(12)%	1,554	677	640	710	1,230	3,257	3,324	(2)%
Molybdenum	Payable metal in concentrate	t	699	1,084	751	801	337	2,973	2,616	14%	678	862	872	839	714	3,287	2,387	38%
	Pampa Norte	t	117	182	136	187	189	694	794	(13)%	134	181	138	223	190	732	818	(11)%
	Antamina	t	582	902	615	614	148	2,279	1,822	25%	544	681	734	616	524	2,555	1,569	63%
Iron ore	Western Australia Iron Ore (WAIO)	kt	68,173	63,363	64,751	60,137	68,348	256,599	254,936	1%	67,323	63,408	64,341	59,234	67,830	254,813	255,977	0%
	Samarco	kt	1,041	1,285	1,471	1,635	1,991	6,382	4,748	34%	1,043	1,002	1,508	1,445	2,013	5,968	4,766	25%
	Total	kt	69,214	64,648	66,222	61,772	70,339	262,981	259,684	1%	68,366	64,410	65,849	60,679	69,843	260,781	260,743	0%
Steelmaking coal¹	BHP Mitsubishi Alliance (BMA)	kt	4,922	4,515	4,430	3,919	5,146	18,010	22,275	(19)%	4,904	4,273	4,726	3,791	5,030	17,820	22,294	(20)%
Energy coal	NSW Energy Coal (NSWEC)	kt	3,751	3,675	3,698	3,596	4,067	15,036	15,368	(2)%	3,678	3,951	3,803	3,509	3,926	15,189	15,167	0%
Nickel[2]	Western Australia Nickel	kt	23.0	19.6	8.0	2.3	0.3	30.2	81.6	(63)%	23.2	19.9	11.2	2.2	0.2	33.5	80.9	(59)%
Cobalt[2]	Western Australia Nickel	t	181	294	121	35	-	450	734	(39)%	181	294	121	-	-	415	662	(37)%

1 Production and sales included contribution from Blackwater and Daunia mines until their divestment on 2 April 2024. BMA includes thermal coal sales.

2 WA Nickel ramped down and entered temporary suspension in December 2024.

BHP | Operational Review for the year ended 30 June 2025

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Jun 2024	Sep 2024	Dec 2024	Mar 2025	Jun 2025	Jun 2025	Jun 2024	Var %	Jun 2024	Sep 2024	Dec 2024	Mar 2025	Jun 2025	Jun 2025	Jun 2024	Var %
Production and sales
By asset
Copper

Metals production is payable metal unless otherwise noted.
Escondida, Chile¹		BHP interest 57.5%
	Material mined	kt	102,752	100,416	116,083	117,038	122,386	455,923	389,254	17%
	Concentrator throughput	kt	34,377	32,488	35,293	32,889	36,490	137,160	134,114	2%
	Average copper grade - concentrator	%	0.99%	1.00%	1.06%	1.09%	0.95%	1.02%	0.88%	16%
	Production ex mill	kt	279.5	269.9	309.8	295.6	291.0	1,166.3	961.4	21%
	Payable copper	kt	258.5	264.8	295.4	288.4	278.6	1,127.2	926.7	22%	261.3	273.2	275.0	309.2	285.5	1,142.9	886.5	29%
	Copper cathode (EW)	kt	50.7	39.4	44.4	45.2	48.7	177.7	198.6	(11)%	54.6	37.6	43.2	47.4	52.7	180.9	200.3	(10)%
	Oxide leach	kt	13.8	7.8	12.2	14.3	16.3	50.6	62.7	(19)%
	Sulphide leach	kt	36.9	31.6	32.2	30.9	32.4	127.1	135.9	(6)%
	Total copper	kt	309.2	304.2	339.8	333.6	327.3	1,304.9	1,125.3	16%	315.9	310.8	318.2	356.6	338.2	1,323.8	1,086.8	22%
	Payable gold concentrate	troy oz	45,410	46,963	37,293	44,527	40,292	169,075	181,061	(7)%	45,410	46,963	37,293	44,527	40,292	169,075	181,061	(7)%
	Payable silver concentrate	troy koz	1,549	1,546	1,619	1,787	1,906	6,858	5,446	26%	1,549	1,546	1,619	1,787	1,906	6,858	5,446	26%
1 Presented on a 100% basis. BHP interest in saleable production is 57.5%.
Pampa Norte, Chile		BHP interest 100%
Copper	Payable metal in concentrate	kt	39.4	35.7	36.6	36.1	42.2	150.6	150.3	0%	49.3	44.0	36.5	36.5	37.3	154.3	142.4	8%
	Cathode	kt	26.5	24.4	29.6	31.8	31.2	117.0	115.3	1%	26.5	24.1	30.0	30.7	34.1	118.9	116.3	2%
	Total copper	kt	65.9	60.1	66.2	67.9	73.4	267.6	265.6	1%	75.8	68.1	66.5	67.2	71.4	273.2	258.7	6%
Gold		troy oz	4,676	4,043	2,635	3,341	2,961	12,980	13,280	(2)%	4,676	4,043	2,635	3,341	2,961	12,980	13,280	(2)%
Silver		troy koz	583	503	451	428	441	1,823	1,654	10%	583	503	451	428	441	1,823	1,654	10%
Molybdenum		t	117	182	136	187	189	694	794	(13)%	134	181	138	223	190	732	818	(11)%

Cerro Colorado¹
	Material mined	kt	-	-	-	-	-	-	-	-
	Ore stacked	kt	-	-	-	-	-	-	154	(100)%
	Average copper grade - stacked	%	-	-	-	-	-	-	0.58%	(100)%
	Copper cathode (EW)	kt	-	-	-	-	-	-	11.1	(100)%	-	-	-	-	-	-	12.5	(100)%

Spence
	Material mined	kt	19,951	23,260	25,238	21,848	25,944	96,290	89,546	8%
	Ore stacked	kt	5,926	4,928	5,974	5,584	5,413	21,899	21,791	0%
	Average copper grade - stacked	%	0.54%	0.73%	0.81%	0.62%	0.67%	0.71%	0.57%	24%
	Concentrator throughput	kt	7,766	7,547	7,722	7,754	7,792	30,815	31,445	(2)%
	Average copper grade - concentrator	%	0.70%	0.64%	0.62%	0.63%	0.66%	0.64%	0.66%	(3)%
	Payable copper	kt	39.4	35.7	36.6	36.1	42.2	150.6	150.3	0%	49.3	44.0	36.5	36.5	37.3	154.3	142.4	8%
	Copper cathode (EW)	kt	26.5	24.4	29.6	31.8	31.2	117.0	104.2	12%	26.5	24.1	30.0	30.7	34.1	118.9	103.8	15%
	Total copper	kt	65.9	60.1	66.2	67.9	73.4	267.6	254.5	5%	75.8	68.1	66.5	67.2	71.4	273.2	246.2	11%
	Payable gold concentrate	troy oz	4,676	4,043	2,635	3,341	2,961	12,980	13,280	(2)%	4,676	4,043	2,635	3,341	2,961	12,980	13,280	(2)%
	Payable silver concentrate	troy koz	583	503	451	428	441	1,823	1,654	10%	583	503	451	428	441	1,823	1,654	10%
	Payable molybdenum	t	117	182	136	187	189	694	794	(13)%	134	181	138	223	190	732	818	(11)%

1 Cerro Colorado entered temporary care and maintenance in December 2023.

BHP | Operational Review for the year ended 30 June 2025

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Jun 2024	Sep 2024	Dec 2024	Mar 2025	Jun 2025	Jun 2025	Jun 2024	Var %	Jun 2024	Sep 2024	Dec 2024	Mar 2025	Jun 2025	Jun 2025	Jun 2024	Var %
Copper (continued)
Copper South Australia, Australia		BHP interest 100%
Copper	Payable metal in concentrate	kt	34.7	27.9	28.0	24.8	33.2	113.9	118.9	(4)%	28.0	30.4	25.9	23.8	30.9	111.0	98.9	12%
	Cathode	kt	57.2	51.6	45.4	56.6	60.4	214.0	215.7	(1)%	61.2	49.0	46.8	55.2	61.6	212.6	215.3	(1)%
	Total copper	kt	91.9	79.5	73.4	81.4	93.6	327.9	334.6	(2)%	89.2	79.4	72.7	79.0	92.5	323.6	314.2	3%
	Payable metal in concentrate transfer to Olympic Dam	kt	(2.6)	(6.1)	(2.1)	(2.3)	(1.5)	(12.0)	(12.6)	(5)%
	Net copper	kt	89.3	73.4	71.3	79.1	92.1	315.9	322.0	(2)%
Gold	Payable metal in concentrate	troy oz	52,045	46,452	52,288	46,097	53,055	197,892	184,729	7%	40,507	44,761	47,719	42,825	50,577	185,882	150,301	24%
	Refined gold	troy oz	49,139	37,385	47,478	57,006	46,789	188,658	207,123	(9)%	52,687	40,326	43,479	57,982	49,241	191,028	203,782	(6)%
	Total gold	troy oz	101,184	83,837	99,766	103,103	99,844	386,550	391,852	(1)%	93,194	85,087	91,198	100,807	99,818	376,910	354,083	6%
	Payable metal in concentrate transfer to Olympic Dam	troy oz	(3,690)	(13,524)	(3,979)	(5,640)	(2,184)	(25,327)	(21,668)	17%
	Net gold	troy oz	97,494	70,313	95,787	97,463	97,660	361,223	370,184	(2)%
Silver	Payable metal in concentrate	troy koz	333	254	264	198	258	974	1,209	(19)%	311	295	218	173	226	912	1,122	(19)%
	Refined silver	troy koz	265	206	133	462	216	1,017	995	2%	329	202	110	486	213	1,011	958	6%
	Total silver	troy koz	598	460	397	660	474	1,991	2,204	(10)%	640	497	328	659	439	1,923	2,080	(8)%
	Payable metal in concentrate transfer to Olympic Dam	troy koz	(21)	(31)	(11)	(12)	(7)	(61)	(75)	(19)%
	Net silver	troy koz	577	429	386	648	467	1,930	2,129	(9)%
Uranium		t	929	672	725	783	974	3,154	3,603	(12)%	1,554	677	640	710	1,230	3,257	3,324	(2)%

Olympic Dam
	Material mined	kt	2,815	2,734	1,918	2,498	2,587	9,737	10,754	(9)%
	Ore milled	kt	2,912	2,617	2,407	2,462	2,859	10,345	10,653	(3)%
	Average copper grade	%	2.00%	1.99%	2.09%	1.99%	2.05%	2.03%	2.01%	1%
	Average uranium grade	kg/t	0.58	0.60	0.59	0.56	0.56	0.58	0.58	(1)%
	Copper cathode (ER and EW)	kt	57.2	51.6	45.4	56.6	60.4	214.0	215.7	(1)%	61.2	49.0	46.8	55.2	61.6	212.6	215.3	(1)%
	Refined gold	troy oz	49,139	37,385	47,478	57,006	46,789	188,658	207,123	(9)%	52,687	40,326	43,479	57,982	49,241	191,028	203,782	(6)%
	Refined silver	troy koz	265	206	133	462	216	1,017	995	2%	329	202	110	486	213	1,011	958	6%
	Payable uranium	t	929	672	725	783	974	3,154	3,603	(12)%	1,554	677	640	710	1,230	3,257	3,324	(2)%

Prominent Hill
	Material mined	kt	1,175	927	1,111	1,119	1,210	4,367	4,504	(3)%
	Ore milled	kt	1,815	1,559	1,761	1,364	1,998	6,682	6,740	(1)%
	Average copper grade	%	0.94%	0.73%	0.72%	0.82%	0.92%	0.80%	0.87%	(8)%
	Concentrate produced	kt	28.4	19.6	21.5	19.2	33.0	93.3	98.1	(5)%
	Payable copper	kt	14.6	9.5	10.9	9.7	16.2	46.3	50.5	(8)%	7.3	10.9	8.0	9.5	12.8	41.2	32.8	26%
	Payable gold concentrate	troy oz	25,357	20,976	25,445	24,309	28,593	99,323	94,186	5%	12,955	18,719	19,658	22,614	25,222	86,213	63,168	36%
	Payable silver concentrate	troy koz	90	63	70	63	98	294	280	5%	48	73	48	51	69	241	198	22%

Carrapateena
	Material mined	kt	1,486	1,470	1,476	1,202	1,583	5,731	5,229	10%
	Ore milled	kt	1,450	1,446	1,429	1,306	1,557	5,738	5,213	10%
	Average copper grade	%	1.57%	1.45%	1.37%	1.31%	1.24%	1.34%	1.48%	(9)%
	Concentrate produced	kt	62.0	59.2	57.6	50.6	58.7	226.1	194.7	16%
	Payable copper	kt	20.1	18.4	17.1	15.1	17.0	67.6	68.4	(1)%	20.7	19.5	17.9	14.3	18.1	69.8	66.1	6%
	Payable gold concentrate	troy oz	26,688	25,476	26,843	21,788	24,462	98,569	90,543	9%	27,552	26,042	28,061	20,211	25,355	99,669	87,133	14%
	Payable silver concentrate	troy koz	243	191	194	135	160	680	929	(27)%	263	222	170	122	157	671	924	(27)%

BHP | Operational Review for the year ended 30 June 2025

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Jun 2024	Sep 2024	Dec 2024	Mar 2025	Jun 2025	Jun 2025	Jun 2024	Var %	Jun 2024	Sep 2024	Dec 2024	Mar 2025	Jun 2025	Jun 2025	Jun 2024	Var %
Copper (continued)

Antamina, Peru	BHP interest 33.75%
Material mined	kt	62,481	64,094	57,497	51,529	39,369	212,489	243,563	(13)%
Concentrator throughput	kt	14,534	13,096	13,323	13,140	10,154	49,713	57,916	(14)%
Average head grade - copper	%	0.91%	0.91%	0.77%	0.81%	0.76%	0.82%	0.87%	(6)%
Average head grade - zinc	%	0.68%	0.67%	0.84%	0.85%	1.70%	0.97%	0.89%	9%
Payable copper	kt	38.3	36.3	30.5	30.9	21.2	118.9	143.9	(17)%	37.4	39.6	33.3	27.4	21.8	122.1	139.8	(13)%
Payable zinc	t	15,839	19,374	22,792	26,026	40,415	108,607	103,392	5%	14,118	19,609	25,328	22,249	37,263	104,449	102,681	2%
Payable silver	troy koz	873	878	954	1,017	1,313	4,162	3,359	24%	694	782	796	810	953	3,341	2,811	19%
Payable lead	t	131	21	148	234	1,829	2,232	332	572%	9	125	35	181	837	1,178	362	225%
Payable molybdenum	t	582	902	615	614	148	2,279	1,822	25%	544	681	734	616	524	2,555	1,569	63%

Carajás, Brazil	BHP interest 100%
Material mined	kt	134	180	152	140	148	620	486	28%
Ore milled	kt	135	161	170	128	176	636	488	30%
Average copper grade	%	1.68%	1.61%	1.92%	1.64%	1.40%	1.64%	1.85%	(11)%
Production ex mill	kt	8.8	9.9	12.6	7.9	9.5	39.9	34.5	16%
Average gold grade	g/t	0.48	0.46	0.54	0.50	0.43	0.48	0.48	0%
Payable copper	kt	2.1	2.3	3.0	1.9	2.2	9.4	8.2	15%	2.7	4.3	2.1	2.1	2.1	10.6	7.1	49%
Payable gold concentrate	troy oz	1,572	1,734	2,231	1,516	1,825	7,306	5,558	31%	1,730	3,169	1,527	1,664	1,693	8,053	4,735	70%

Iron ore
Iron ore production and sales are reported on a wet tonnes basis.

WAIO, Australia	BHP interest 85%
Newman Joint Venture	kt	14,368	13,358	13,796	11,991	15,073	54,218	58,102	(7)%
Area C Joint Venture	kt	29,070	28,839	29,578	27,869	32,824	119,110	105,868	13%
Yandi Joint Venture	kt	5,293	4,440	3,777	3,819	3,854	15,890	17,855	(11)%
Jimblebar¹	kt	19,442	16,726	17,600	16,458	16,597	67,381	73,111	(8)%
Total	kt	68,173	63,363	64,751	60,137	68,348	256,599	254,936	1%
Total (100%)	kt	76,773	71,593	73,071	67,844	77,480	289,988	287,022	1%
Lump	kt									20,260	19,377	20,319	18,822	21,285	79,803	79,580	0%
Fines	kt									47,063	44,031	44,022	40,412	46,545	175,010	176,397	(1)%
Total	kt									67,323	63,408	64,341	59,234	67,830	254,813	255,977	0%
Total (100%)	kt									75,898	71,543	72,594	66,765	76,723	287,625	287,761	0%
1 Presented on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil	BHP interest 50%
Total	kt	1,041	1,285	1,471	1,635	1,991	6,382	4,748	34%	1,043	1,002	1,508	1,445	2,013	5,968	4,766	25%

BHP | Operational Review for the year ended 30 June 2025

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Jun 2024	Sep 2024	Dec 2024	Mar 2025	Jun 2025	Jun 2025	Jun 2024	Var %	Jun 2024	Sep 2024	Dec 2024	Mar 2025	Jun 2025	Jun 2025	Jun 2024	Var %
Coal

Coal production is reported on the basis of saleable product.
BMA, Australia		BHP interest 50%

	Blackwater¹	kt	25	-	-	-	-	-	3,572	(100)%

	Goonyella	kt	2,047	1,359	1,439	1,228	1,811	5,837	6,434	(9)%

	Peak Downs	kt	1,238	1,249	1,073	1,098	1,154	4,574	4,217	8%

	Saraji	kt	817	940	1,171	883	1,079	4,073	3,287	24%

	Daunia¹	kt	13	-	-	-	-	-	1,513	(100)%

	Caval Ridge	kt	782	967	747	710	1,102	3,526	3,252	8%

	Total[2]	kt	4,922	4,515	4,430	3,919	5,146	18,010	22,275	(19)%

	Total (100%)[2]	kt	9,844	9,030	8,860	7,838	10,292	36,020	44,550	(19)%

	Coking coal	kt									4,862	4,273	4,695	3,708	4,831	17,507	19,525	(10)%

	Weak coking coal	kt									42	-	-	-	-	-	2,250	(100)%

	Thermal coal	kt									-	-	31	83	199	313	519	(40)%

	Total[1]	kt									4,904	4,273	4,726	3,791	5,030	17,820	22,294	(20)%

	Total (100%)[1]	kt									9,808	8,546	9,452	7,582	10,060	35,640	44,588	(20)%

1 Production and sales included contribution from Blackwater and Daunia mines until their divestment on 2 April 2024. 2 Production figures include some thermal coal.

NSWEC, Australia		BHP interest 100%

	Export	kt									3,254	3,416	3,471	3,128	3,554	13,569	13,841	(2)%

	Domestic	kt									424	535	332	381	372	1,620	1,326	22%

	Total	kt	3,751	3,675	3,698	3,596	4,067	15,036	15,368	(2)%	3,678	3,951	3,803	3,509	3,926	15,189	15,167	0%

Other

Nickel production is reported on the basis of saleable product.

Western Australia Nickel, Australia¹		BHP interest 100%

Mt Keith	Nickel concentrate	kt	42.6	35.9	5.4	-	-	41.3	161.5	(74)%

	Average nickel grade	%	17.8	17.1	16.7	-	-	17.0	16.7	2%

Leinster	Nickel concentrate	kt	76.6	72.4	-	-	-	72.4	266.3	(73)%

	Average nickel grade	%	9.0	8.8	-	-	-	8.8	8.3	6%

	Refined nickel²	kt	14.7	12.1	0.1	-	-	12.2	49.9	(76)%	14.8	13.5	0.8	-	-	14.3	49.6	(71)%

	Nickel sulphate³	kt	1.6	0.3	-	-	-	0.3	4.2	(93)%	1.5	0.6	0.3	0.1	0.1	1.1	3.8	(71)%

	Intermediates and nickel by-products[4]	kt	6.7	7.2	7.9	2.3	0.3	17.7	27.5	(36)%	6.9	5.8	10.1	2.1	0.1	18.1	27.5	(34)%

	Total nickel	kt	23.0	19.6	8.0	2.3	0.3	30.2	81.6	(63)%	23.2	19.9	11.2	2.2	0.2	33.5	80.9	(59)%

	Cobalt by-products	t	181	294	121	35	-	450	734	(39)%	181	294	121	-	-	415	662	(37)%

1	WA Nickel ramped down and entered temporary suspension in December 2024.

2	High quality refined nickel metal, including briquettes and powder.

3	Nickel sulphate crystals produced from nickel powder.

4	Nickel contained in matte and by-product streams.

BHP | Operational Review for the year ended 30 June 2025

Variance analysis relates to the relative performance of BHP and/or its operations during the 12 months ended June 2025 compared with the 12 months ended June 2024, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100% basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Medium term refers to a five-year horizon, unless otherwise noted.

The following abbreviations may have been used throughout this release: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), Direct Reduced Iron (DRI), dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per cubic centimeter (g/cm3), grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); metres (m), million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); percentage point (ppt); ounces (oz); OZ Minerals Limited (OZL); part per million (ppm), pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); wet metric tonnes (wmt); and year to date (YTD).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 30 - Subsidiaries of the Financial Statements in BHP’s 2024 Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Resolution, Samarco and Vicuña. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release. These forward-looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

Further information on BHP can be found at bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
Mobile: +61 411 071 715	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Amanda Saunders	James Bell
Mobile: +44 7887 468 926	Mobile: +44 7961 636 432

North America	Americas

Megan Hjulfors	Monica Nettleton
Mobile: +1 403 605 2314	Mobile: +1 416 518 6293

Latin America

Renata Fernandez
Mobile: +56 9 8229 5357

BHP Group Limited ABN 49 004 028 077

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: July, 18 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary